Exhibit 12.1
CDK Global, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in millions)

	Six Months Ended December 31,	Years Ended June 30,
	2017	2017	2016	2015	2014	2013
Earnings before income taxes	$240.1	$435.3	$369.1	$299.9	$353.3	$320.7
Less: (income) loss from equity investees	(3.3)	(5.9)	(4.7)	(3.1)	(0.6)	0.6
Add: fixed charges	53.2	72.4	56.5	43.7	12.3	10.0
Earnings before income taxes and fixed charges	$290.0	$501.8	$420.9	$340.5	$365.0	$331.3

Interest expense	$46.5	$57.2	$40.2	$28.8	$1.0	$0.9
Interest component of rental expense(1)	6.7	15.2	16.3	14.9	11.3	9.1
Fixed charges	$53.2	$72.4	$56.5	$43.7	$12.3	$10.0

Ratio of earnings to fixed charges	5.45	6.93	7.45	7.79	29.67	33.13

(1) The interest component of rental expense is estimated to be one-third of rental expense.